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                                    FORM N-8F

I        GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (CHECK ONLY ONE; for descriptions, SEE Instruction 1 above):

         [ X ]    MERGER

         [   ]    LIQUIDATION

         [   ]    ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [   ]    Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note:  Business Development Companies answer ONLY questions
                  1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Dresdner RCM Global Strategic Income Fund, Inc.

3.       Securities and Exchange Commission File No.: 811-04800.

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [ X ]   Initial Application            [  ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         c/o Dresdner RCM Global Investors LLC
         Four Embarcadero Center
         San Francisco, CA  94111

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Daniel T. Gallagher
         Ropes & Gray
         One International Place
         Boston, MA  02110
         (617) 951-7551

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

         Dresdner RCM Global Investors LLC
         Four Embarcadero Center
         San Francisco, CA  94111
         (415) 954-5400

8.       Classification of fund (check only one):


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         [ X ]    Management company;

         [   ]    Unit investment trust; or

         [   ]    Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [   ]    Open-end [ X ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Dresdner RCM Global Investors LLC
         Four Embarcadero Center
         San Francisco, 94111

         Kleinwort Benson Investment Management Americas, Inc.
         Four Embarcadero Center
         San Francisco, 94111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         None.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):    Not applicable.

         (b) Trustee's name(s) and address(es):      Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [   ] Yes       [ X  ] No

         If Yes, for each UIT state:
                  Name(s):
                  File No.: 811-__________
                  Business Address:

15.      (a)   Did the fund obtain approval from the board of directors
               concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [ X ]  Yes      [   ]  No

               If Yes, state the date on which the board vote took place:
               June 1, 2001.

               If No, explain:

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         (b)   Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

               [  X  ]   Yes     [    ]   No

               If Yes, state the date on which the shareholder vote took place:
               November 20, 2001

               If No, explain:


II.      DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ X ]  Yes     [   ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions: January 18, 2002.

         (b)      Were the distributions made on the basis of net assets?

                  [ X ]  Yes      [  ]  No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [ X ]  Yes      [  ]  No


         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable.

         (e)      LIQUIDATIONS ONLY:
                  Were any distributions to shareholders made in kind?

                  [  ]  Yes       [  ]  No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

         [  ]  Yes     [ X ]  No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [ X ]  Yes      [  ]  No

         If No,

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         (a)      How many shareholders does the fund have as of the date this form is filed?  None.

         (b)      Describe the relationship of each remaining shareholder to the
                  fund:   Not applicable.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ]  Yes     [ X ]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?

         [  ]  Yes     [ X ]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [   ] Yes     [   ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ]  Yes     [ X ]  No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a) List the expenses incurred in connection with the Merger or
         Liquidation:

         (i)      Legal Expenses: $642,787

         (ii)     Accounting expenses: $88,600

         (iii)    Other expenses (list and identify separately):

                                                   Proxy  $120,659
                                        SEC registration   $16,292
                                       NYSE registration   $20,168
                                           Board meeting   $38,000
                                                   Misc.   $12,000

         (iv)     Total expenses (sum of lines (i)-(iii) above): $938,506

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         (b) How were those expenses allocated? In accordance with the terms of the Agreement and Plan of Merger and Contingent Liquidation dated as of August 2, 2001 (the "Merger Agreement") by and between Dresdner RCM Global Strategic Income Fund, Inc. ("DSF Fund") and RCM Strategic Global Government Fund, Inc. ("RCS Fund"), RCS Fund was responsible for the first $25,000 of the legal, printing and other fees and expenses incurred by both DSF Fund and RCS Fund to prepare and distribute the documents necessary to effect the merger of DSF Fund with and into RCS Fund (the "Merger") (including, without limitation, the Merger Agreement, the Registration Statement on Form N-14 of RCS Fund and the Prospectus/Proxy Statement mailed to stockholders of both DSF Fund and RCS
Fund), while DSF Fund was responsible for the remainder. Each of DSF Fund and RCS Fund was separately responsible for the costs and expenses of holding meetings of its stockholders and directors to consider the Merger and the Merger Agreement.

         (c) Who paid those expenses? On the day immediately preceding the consummation of the Merger, which occurred at 9:00 a.m. (Eastern) on January 18, 2002, prior to the valuation of DSF Fund's and RCS Fund's respective net assets for purposes of determining the conversion ratio for the shares of DSF Fund common stock that were automatically converted in the Merger, on a tax-free basis, into shares of common stock of RCS Fund having an equal aggregate net asset value, each of DSF Fund and RCS Fund paid the costs and expenses of the Merger allocated to each of the funds as described in the response to Question 22(b) above.

         (d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [   ]  Yes     [ X ]  No

         If Yes, cite the numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ]  Yes     [ X ]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]  Yes     [ X ]  No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger: RCM Strategic
                  Global Government Fund, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-08216.

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 333-67374, Form N-14, filed on August 13, 2001.

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not applicable.
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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of DRESDNER RCM GLOBAL STRATEGIC INCOME FUND, INC.
                  -----------------------------------------------
                                 (Name of Fund)

(ii) he is the PRESIDENT of DRESDNER RCM GLOBAL STRATEGIC INCOME FUND, INC.
               ---------    -----------------------------------------------
               (Title)                   (Name of Fund)
and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                                        /s/ Luke D. Knecht
                                                        -------------------
                                                           Luke D. Knecht
                                                           President